UNITED STATES
                     SECURITIES AND EXCHANGE
                           COMMISSION
                     Washington, D.C. 20549
                    ------------------------

                            FORM 11-K
                     -----------------------


(Mark One)
[ X ]     Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

           For the fiscal year ended December 31, 2006

                               OR

[  ] Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 For the transition period from ____________ to ________________

                 Commission File Number 33-26115

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PATRIOT TRANSPORTATION HOLDING, INC. PROFIT SHARING AND DEFERRED
                          EARNINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Patriot Transportation Holding, Inc.
                      1801 Art Museum Drive
                   Jacksonville, Florida 32207

-----------------------------------------------------------------

     Patriot Transportation Holding, Inc.

Profit Sharing and Deferred Earnings Plan


Index

Page(s)

Reports of Independent  Registered Certified Public Accounting firms..2-3

Financial Statements
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005............................................4

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006..........................................5

Notes to Financial Statements.......................................6-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006 ...................................................11

Note:      Other  schedules required by 29 CFR 2520.103-10  of  the
Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan

We have audited the accompanying statement of net assets available for benefits of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Hancock Askew & Co LLP
_____________________________
Hancock Askew & Co LLP

Savannah, Georgia
June 6, 2007

Report of Independent Certified Public Accountants

To the Participants and Administrator of Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Patriot Transportation
Holding, Inc. Profit Sharing and Deferred Earnings Plan (the "Plan") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
______________________________
PricewaterhouseCoopers LLP

June 23, 2006
Jacksonville, Florida

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
------------------------------------------------------------------

                                       2006            2005
                                       ----            ----
Assets
Investments, at fair value
  Investments                     $ 24,497,728    $ 22,128,560
  Participant loans                  1,363,947       1,194,552
                                    ----------     -----------
     Total investments              25,861,675      23,323,112
                                    ----------     -----------
Contributions receivable
  Employer                              13,504          12,244
  Employee                              31,586          28,673
                                    ----------     -----------
     Total contributions receivable     45,090          40,917
                                    ----------     -----------
     Total assets                   25,906,765      23,364,029
                                    ----------     -----------
Liabilities
Excess contributions payable                 -           6,690
                                    ----------     -----------
     Total liabilities                       -           6,690
                                    ----------     -----------
     Net assets available for
       benefits                   $ 25,906,765    $ 23,357,339
                                   -----------     -----------


Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006
----------------------------------------------------------------



Additions to net assets attributed to
Investment income
  Dividend and interest income                      $    826,257
  Net appreciation in fair value of investments          860,901
  Other income-loan interest                              83,788
                                                     -----------
          Total investment income                      1,770,946
                                                     -----------
Contributions
  Employer                                               793,717
  Employee                                             1,852,662
  Rollovers                                              137,541
                                                     -----------
          Total contributions                          2,783,920
                                                     -----------
          Total additions                              4,554,866
                                                     -----------

Deductions from net assets attributed to
Distributions to participants                          2,005,348
     Administrative expenses                                  92
                                                     -----------
     Total deductions                                  2,005,440
                                                     -----------
     Net increase                                      2,549,426
                                                     -----------
Net assets available for benefits
     Beginning of year                                23,357,339
                                                     -----------
     End of year                                    $ 25,906,765

                                                     -----------


Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Notes to Financial Statements
December 31, 2006 and 2005
----------------------------------------------------------------


1.  Description of the Plan

The  following  description  of Patriot   Transportation  Holding,
Inc. (the "Company") Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General
The Plan is a defined contribution plan available to all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


Contributions
Each year, participants may contribute up to 100% of pretaxannual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualifieddefined benefit, defined contribution or other qualifiedplans, the Company matches 50% of the first 6% of the participant'sdeferred earnings contributions. The Company may make adiscretionary contribution to the Plan each year in an amountdetermined by the Board of Directors of the Company subjectto certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2005 or 2006 Plan years.

Participant Accounts
Each   participant's account is credited with the participant's
contributions, the employer's matching contribution, an allocation of the employer's discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a moneymarket fund, common/collective trust, mutual funds, Company stock and Florida Rock Industries, Inc. stock as investment options for participants. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the SunTrust Retirement Stable Asset Fund.

Vesting
Participants are fully vested in their voluntary contributions plus actual earnings thereon. If participants are employed on or after their retirement age, the company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Notes to Financial Statements
December 31, 2006 and 2005
-------------------------------------------------------------------

Vesting (cont.)
Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined under the following schedules based on years of service.



                   Matching Contributions

                                           Vested
         Years of Service              Percentage
         Less than 1                           0%
                   1                          20%
                   2                          40%
                   3                          60%
                   4                          80%
                   5                         100%


                  Profit Sharing Contributions

                                           Vested
          Years of Service             Percentage
          Less than 3                          0%
                    3                         20%
                    4                         40%
                    5                         60%
                    6                         80%
                    7                        100%


Payment of Benefits
On termination of employment, death or disability of a participant, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

Forfeited Accounts
The   non-vested  portion  of  a  terminated  participant's account shall be forfeited and reallocated to the accounts of the remaining participants in the same manner as employer contributions were originally allocated to such participants. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the immediately following plan. Unallocated forfeitures totaled $195,860 and $96,896 at December 31, 2006 and 2005, respectively.


Participant Loans
Participants  may borrow from their accounts a  minimum  of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions. Participants may have only two loans outstanding at any time. Loans are secured by the participant's
remaining  vested  account  balance.   Loans terms  are limited to
five years except residential loans, which are payable up to 15 years. Loan repayment will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Notes to Financial Statements
December 31, 2006 and 2005
-----------------------------------------------------------------------


2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.


Investments Valuation and Income Recognition
Investments in the common stock ofthe Company and of Florida Rock Industries, Inc. are stated atfair value based upon quoted market prices at year-end. Unitsor shares of mutual funds and
common/collective    trusts    arevalued at the net asset value of
shares held by the Plan at year-end. Loans to participants are recorded at the unpaid balance ofthe individual loans as of year-end, which approximate fair value.

The Plan presents in the statementof changes in net assets available for benefits the net appreciationor depreciation in fair value of investments which consists of therealized gains or losses and the unrealized appreciation or depreciation on these investments.


Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis when it is earned. Dividends are recorded on the basis of the ex-dividend date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets andliabilities and changes therein,
and disclosure of contingentassets   and  liabilities.  Actual
results could differ from thoseestimates.


Benefit Payments
Benefits are recorded when paid.


Risks and Uncertainties
The Plan provides for investment options in various investment securities. Investment securities are exposed to risks, such as interest rate, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of
uncertainty  related  to  changes  in  the  value   of investment
securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Notes to Financial Statements
December 31, 2006 and 2005
---------------------------------------------------------------------


3. Investments

Investments which exceeded 5% or more of the Plan's net assets at December 31 are summarized as follows:

---------------------------------------------------------------------

                                                    2006         2005
STI Classic Prime Quality Money Market Fund     $ 7,036,042 $ 6,850,270
Florida Rock Industries Inc. common stock         3,306,107   3,211,967
T. Rowe Price Growth Stock Fund-R                 2,546,424   2,556,906
Vanguard 500 Index Fund                           2,162,239   2,070,631
Patriot Transportation Holding, Inc. common stock 1,409,231      *
Participant loans                                 1,363,947   1,194,552
Longleaf Partners Fund                            1,309,409      *

-----------------------------------------------------------------------

*Did not represent 5% or more of Plan's net assets at December 31, 2005.

During 2006 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


Common Stock                                  $    9,367
Mutual Funds                                     817,466
Common/collective trust                           34,068
                                               ---------
Net appreciation in fair value of investments $  860,901
                                               =========


4. Related Party Transactions

Certain  Plan  investments are managed  by  SunTrust.
SunTrust  is the trustee as defined by the Plan  and,
therefore,  these transactions qualify  as  party-in-
interest  transactions.  Fees  to  the  trustee   are
deducted    from    investment    income.     Certain
administrative expenses are paid for by the Company without charge to the Plan. Such expenses amounted to $19,880 for the year ended December 31, 2006, and are not included in these financial statements.

5. Plan Termination

While the Company has not expressed any intent to  do
so, it  may terminate the Plan at any time.  In  the
event  of  such  termination,  the  accounts  of  all
participants  would  become  fully  vested  and   the
Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or, continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

6. Amendments

The Plan was amended to adopt a new Plan document, the Defined Contribution Plan and Trust, a prototype plan, sponsored by SunTrust Bank, on September 18, 2006. This adoption did not significantly change any features of the Plan and did not retroactively eliminate any optional form of benefits that were available under the predecessor plan.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Notes to Financial Statements
December 31, 2006 and 2005


7. Income Tax Status

The Plan, prior to amendment as discussed in note 6, obtained its latest determination letter on May 14, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal
Revenue Code ("IRC"). The prototype Plan, adopted by the Company subsequent to the amendment as discussed in note 6, obtained its latest determination letter on August 26, 2002, in which the Internal Revenue
Service stated that the prototype Plan, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.


8. Financial Instruments

Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of the SunTrust investment accounts, Company stock, Florida Rock
Industries,  Inc. stock and contributions receivable.
The Plan limits its credit risk by maintaining its accounts with what the plan administrator believes to be high quality financial institutions.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:


Net assets available for benefits
 per the financial
 statements                      $ 23,357,339
Excess contributions payable            6,690
                                  -----------
Net assets available for benefits
 per the form 5500               $ 23,364,029
                                  -----------


Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Schedule H line 4i - Schedule of assets (held at end of year)
December 31, 2006


                                 Description of investment
                                 including maturity date,
Identity of issue borrower       rate of interest,                          Current
or similar party                 collateral, par or                         value
                                 maturity date                Cost **
-----------------------------------------------------------------------------------
*STI Classic Prime Quality Money
  Market TSU-PMM                       Money Market                      $ 7,036,042

*Florida Rock Industries-Common Stock  Common Stock                        3,306,107
*Patriot Transportation Common Stock   Common Stock                        1,409,231

T. Rowe Price Growth Stock Fund-R      Mutual Fund                         2,546,424
Vanguard 500 Index fund                Mutual Fund                         2,162,239
T. Rowe Price Capital Appreciation     Mutual Fund                           808,997
Longleaf Partners Fund                 Mutual Fund                         1,309,409
* STI Classic Life Vision Agg Grth I   Mutual Fund                           683,651
T. Rowe Price New Horizon              Mutual Fund                           788,299
*STI Classic Life Vision Moderate
  Grth I                               Mutual Fund                           688,669
Chase Growth fund                      Mutual Fund                           535,554
T. Rowe Price US Treasury Intermediate Mutual Fund                           244,371
Mainstay Small Cap Opportunity         Mutual Fund                           409,685
Templeton Foreign Fund                 Mutual Fund                           490,641
T. Rowe Price Equity Income Fund A     Mutual Fund                           259,448
*STI Classic Life Vision Conservative
  I                                    Mutual Fund                           169,602
MFS Research Bond Fund - A             Mutual Fund                            96,210
Fidelity Advisor Inflation Protected
  Bond                                 Mutual Fund                            49,772
Federated Mid Cap Index IS             Mutual Fund                           317,146

*SunTrust Retirement Stable Asset Fund Common/Collective Trust             1,186,231
                                                                           ---------
                                                                        $ 24,497,728

*Participant loans                     Loans with interest ranging         1,363,947
                                       from 4.0% to 10.5%           -0-  -----------

                                                                        $ 25,861,675
                                                                         -----------
* Party-in-interest as defined by ERISA

** Cost not required for participant-directed investments


                           SIGNATURES

               The  Plan.    Pursuant to the requirements
               of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                            PATRIOT TRANSPORTATION HOLDING, INC.,
                            PROFIT SHARING AND DEFERRED EARNINGS PLAN


                            By: /s/ Ray M. Van Landingham
                            ------------------------------
                            Ray M. Van Landingham
                            Vice President, Chief Financial
                            Officer, and Secretary
                            of Patriot Transportation Holding, Inc.
                            (Principal Financial Officer)

                   EXHIBIT 23.1


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We  consent  to  the  incorporation by  reference  in  the
Registration Statement (Form S-8 No. 333-62676) pertaining
to the Patriot Transportation Holding, Inc. Profit Sharing
and  Deferred  Earnings Plan of our report dated  June  6,
2007,  with  respect  to  the  financial  statements   and
supplemental   schedule  of  the  Patriot   Transportation
Holding, Inc. Profit Sharing and Deferred Earnings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/  Hancock Askew & Co LLP
__________________________
Hancock Askew & Co LLP

June 26, 2007

                       EXHIBIT 23.1


    Consent of Independent Registered Certified Public
                      Accounting Firm


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-125099) of
Patriot  Transportation Holding, Inc. of our report  dated
June 23, 2006 relating to the financial statements of Patriot Transportation Holding, Inc. Profit Sharing and
Deferred Earnings Plan, which appears in this Form 11-K.

/s/ Pricewaterhousecoopers LLP
_________________________________
PricewaterhouseCoopers LLP

Jacksonville, Florida
June 26, 2007